SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN	J. DAVID KIRKLAND, JR.
SOREN LINDSTROM	BAKER BOTTS L.L.P.
BAKER BOTTS L.L.P.	910 Louisiana Street, Suite 3200
2001 Ross Avenue, Suite 600	Houston, Texas 77002
Dallas, Texas 75201	(713) 229-1234
(214) 953-6500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (together with the exhibit hereto, this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”). The Schedule 14D-9 relates to the offer by DII — Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009 and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“Litigation
     On October 5, 2009, a lawsuit related to the Offer and the Merger was filed in the District Court of the State of Texas, County of Dallas, The Booth Family Trust v. Perot Systems Corporation, et al. (Cause No. 09-13538). The action is brought by The Booth Family Trust, which claims to be a stockholder of Perot Systems, on its own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all Perot Systems’ stockholders, except the defendants and their affiliates. The lawsuit names Perot Systems, each of Perot Systems’ directors and Dell as defendants. The lawsuit alleges, among other things, that Perot Systems’ directors breached their fiduciary duties by (i) failing to maximize shareholder value; (ii) securing benefits for certain officers and directors of Perot Systems in the Merger at the expense of Perot Systems’ public shareholders; (iii) discouraging and/or inhibiting alternative offers to purchase control of the corporation or its assets; and (iv) failing to provide to Perot Systems’ shareholders material information so that they can make an informed decision as to whether to tender their shares. The lawsuit alleges that, as a result of the foregoing, the Offer and the Merger are the result of an unfair process resulting in an unfair price of $30.00 per share. In addition, the lawsuit alleges that Perot Systems and Dell aided and abetted such alleged breaches of fiduciary duties by Perot Systems’ directors. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees. A copy of the Complaint is filed as Exhibit (a)(12) to this Statement and is incorporated herein by reference.”
Item 9. Material to be Filed as Exhibits.
     Item 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“(a)(12)	Complaint captioned The Booth Family Trust v. Perot Systems Corporation, et al., filed on October 5, 2009, in the District Court of the State of Texas, County of Dallas.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: October 8, 2009	By:	/s/ Thomas D. Williams
		Name:	Thomas D. Williams
		Title:	Vice President, Secretary & General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

(a)(12)	Complaint captioned The Booth Family Trust v. Perot Systems Corporation, et al., filed on October 5, 2009, in the District Court of the State of Texas, County of Dallas.